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                                                                   EXHIBIT 99.1


                            PROSPECT STREET VENTURES


                                                                  June 26, 2003


Mr. Dennis C. Cossey
Chief Executive Officer
ThermoEnergy Corporation
1300 Tower building
323 Center Street
Little Rock, Arkansas  72201


Dear Dennis:


     As we discussed, we are pleased to provide you with a proposed Engagement Agreement (the "Agreement') between ThermoEnergy Corporation (the "Company") and Prospect Street Ventures ("PSV").

     In consideration of the mutual promises set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged by the parties, the parties hereto, intending to be legally bound hereby, agree as follows:

1. This Agreement confirms that the Company and its affiliates, successors and assigns has engaged PSV as the Company's financial advisor on an exclusive basis in connection with a possible Transaction (as hereinafter defined) involving the Company and one or more investors or partners. "Transaction" means (a) a financing is consummated and either equity or debt or a combination thereof are issued by the Company, (b) a merger, consolidation, sale or purchase of stock or assets, business combination or other transaction involving the Company is consummated, or (c) a corporate partnering, distribution, licensing or similar arrangement (a "Partnering Arrangement") is consummated in which equity contributions or other financial considerations are received by the Company, such as services or products, or deposits or contracts for future services or product shipments, excluding those projects designated as "pilot" or "demonstration" where 100% of all third party money is used exclusively for equipment and operations, and none of the participating parties, including the company, receive any compensation. PSV understands that the Company's immediate goal is to obtain at least $250,000 of financing as soon as practicable, and PSV agrees to use reasonable efforts to obtain such financing on terms acceptable to the Company or on any other terms.

2. The Company agrees to make available to PSV copies of legal documents, reports, studies and information relating to the Company as may reasonably be required by PSV (the "Documents"). Except as permitted by the Company, PSV will keep the Documents confidential and will not use the Documents for any purpose other than fulfilling its obligations hereunder. PSV may provide prospective qualified investors ("Prospective Investors") with those Documents that PSV deems appropriate. In performing services

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             10 East 40th Street, 44th Floor, New York, NY 10016 -
         Tel. 212-448-0702 - Fax 212-448-9652 - www.prospectstreet.com


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         for the Company, PSV shall be relying upon the completeness of financial statements and other information furnished by the Company. PSV will rely solely upon such information supplied by the Company and its representatives without assuming any responsibility for independent investigation or verification thereof, or for any misstatements or omissions therein.

3. PSV shall use reasonable efforts, acting as an advisor and consultant to the Company but not in the capacity of a broker or dealer in securities, to identify and introduce sources of capital to provide financing. The Company will refer all prospective investors, partners and inquiries related thereto to PSV. It is understood and agreed by PSV that the Company shall have the sole right to approve or reject the terms of a Transaction proposed by any investors or partners. The Company agrees to inform PSV in a timely manner of any other significant financial transactions that are being contemplated by the Company during the term of this Agreement.

4. The Company agrees to pay PSV as compensation for its services and reimbursement for its expense the following:

         (a)      A consulting fee (the "Consulting Fee") payable as follows:

                  (i) 125,000 shares of ThermoEnergy common stock upon execution of this Agreement; and

                  (ii) 37,500 shares of Thermo Energy common stock per month beginning 60 days after execution hereof, and remaining in effect for the term of this Agreement.

                  At the option of PSV, future fees for services rendered under this Agreement may be paid in Company common stock at a negotiated discount from the prior days' closing price as of June 27, 2003 (the "Designated Price"), but under no circumstances would the discounted price be more than 33-1/3% of the Designated price; provided that the Company agrees, at the option of the holder of such Company stock, to redeem such stock for cash at the Designated Price as soon as the Company has working capital exceeding $200,000 as defined by GAAP. PSV shall have the option to receive all payments under this agreement in Company common stock, Convertible Preferred Stock or Convertible Debentures, as selected by PSV, at the Designated Price (or convertible thereat) with the aforementioned redemption option, all as described in this paragraph.

         (b) In addition, a fee equal to 10% of the Gross Proceeds of a Transaction, including amounts raised from investors not introduced by PSV (a "Transaction Fee"), will be due and payable, by wire transfer in immediately available funds, at each closing of any Transaction occurring during the term hereof.

         (c) In addition, reimbursement for all expenses (other than travel, meals and entertainment), including copying, telephone, fax and word processing charges incurred on the Company's behalf at the flat rate of $200 per month, payable within 30 days of receipt of invoice (whether or not a Transaction occurs). Preapproved legal, accounting, consulting, travel, meals, accommodations, and entertainment, if any, will be separately invoiced.


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         (d)      In addition, the Company will cause to be issued to PSV, at no cost to PSV, at the first closing of the initial Transaction, Company convertible debentures in the Company's standard form convertible in to a minimum of 10% of the fully diluted equity of the Company, immediately after such closing (increasing to 25% if PSV arranges a Transaction that values the Company (value determined by price per shares x fully diluted shares) at $40 million or more, increasing pro rata from 10% to 25% for valuations between $20 million and $40 million).

         (e) In addition, in the event of a Transaction involving a Partnering Arrangement (excluding Partnering Arrangements notified in writing by the Company to PSV at or prior to execution hereof where PSV has not facilitated or assisted same) either at the time of closing of a Transaction or over a period of time, compensation equal to (i) 10% of the stock of any joint venture or partnership and (ii) 10% of any lump sum or advance payment and 10% of payments received or the value of services or products provided (a "Partnering Fee"). PSV shall receive Company convertible debentures in the form and amount described in Paragraph 4(d) above if PSV introduces or assists in aggregate Partnering Arrangement value equal to or exceeding $10 million (but the aggregate amount of Company convertible debentures received pursuant to this sentence and paragraph 4(d) above cannot exceed the maximum set forth in Paragraph 4(d)).

         (f) In addition, PSV shall receive a sales commission of 10% of the gross sales of any direct or indirect sales of Company products or services introduced, facilitated or assisted by PSV (a "Sales Fee"). Changes in the commission rate can be effected with the agreement of the Company and PSV. PSV shall receive Company convertible debentures in the form and amount described in Paragraph 4(d) above if PSV introduces or assists in cumulative sales equal to or exceeding $10 million (but the aggregate amount of Company convertible debentures received pursuant to this sentence and paragraph 4(d) above cannot exceed the maximum set forth in Paragraph 4(d).)

         (g) "Gross Proceeds" means, without duplication, the value of cash and securities and any other forms of payment or consideration received directly or indirectly, by the Company, its affiliates or shareholders pursuant to a Transaction, including without limitation the assumption of debt and other obligations. Ross Proceeds expressly include
                  (i) the value of all options or warrants purchased or assumed in connection with a Transaction, (ii) in the event of a change of control, the total enterprise value of the Company, including the face amount of Company debt and other obligations, and (iii) all consideration received by officers, directors, interest holders, employees and affiliates in connection with a Transaction.

         (h) PSV shall have the right, anytime during the two year period following each Transaction, on behalf of PSV or any PSV fund, to invest up to $2 million on the same terms as the investors in such Transaction.

         (i) The Company will provide PSV an annual certificate confirming compliance with this Agreement.


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5.       In the event that the fees and reimbursements set forth in Paragraph 4 are not paid within 30 days of the date due, the Company shall pay, in addition to such amounts, interest at the rate of 1.5% per month (or such lesser maximum amount then permitted by law) and the costs and disbursements of any action taken to collect such amounts, including reasonable attorneys' fees.

6. This Agreement shall constitute an exclusive contract between the Company and PSV for a period ending one year after the date hereof, after which the Agreement may be terminated by either PSV or the Company upon ten (10) days' prior written notice (the "Termination Date"), provided that the provisions of paragraphs 4 through 15 shall survive any such termination.

7. If the Company (or any direct or indirect subsidiary of the Company) enters into an agreement with any investor or partner introduced or assisted by PSV, directly or indirectly, or any other party introduced or assisted by such investor or partner, within a period of two (2) years from the Termination Date of this Agreement, then the Company shall pay to PSV the compensation set forth in Paragraph 4.

8. If the Company (or its assets) is merged or sold during the term hereof, or the Company purchases stock or assets, PSV shall advise the Company in connection therewith and the compensation set forth in Paragraph 4 shall apply to the Gross Proceeds of the sale price or merger consideration, including the amount of any obligations assumed. IF the Company shall renegotiate or restructure its obligations, PSV shall advise in connection therewith and the compensation set forth in Paragraph 4 shall apply to the face amount of the obligations renegotiated or restructured (except that PSV agrees to advise in the restructuring of currently outstanding Company debentures not to exceed $7 million for a flat fee of 125,000 shares of ThermoEnergy common stock, payable at execution hereof.

9. The Company agrees that PSV has the right at its own expense to purchase advertisements describing its services to the Company hereunder.

10. The Company expressly acknowledges that all opinions and advice (written or oral) given by PSV to the Company in connection with PSV's engagement are intended solely for the benefit and use of the Company in considering the Transaction to which they relate and the Company agrees that no such opinion or advise shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to PSV be made by the Company (or such persons), without the prior written consent of PSV, which consent shall not be unreasonably withhold, excluding disclosure requirements under the 1934 Securities Act, as amended, and/or by SEC disclosure regulations. The Company and PSV agree to keep the terms of this Agreement confidential. The Company expressly acknowledges that PSV has been retained solely as an advisor to the Company, and not as an advisor to or agent of any other person, and that the Company's engagement of PSV is not intended to confer rights or obligations upon any persons not a party hereto (including shareholders, employees, officers or creditors of the Company or PSV) as against PSV, PSV's affiliates or their respective directors, officers, agents and employees). The Company is a sophisticated business enterprise that has retained PSV for the limited purposes set forth in this Agreement, and the parties acknowledge and agree that their respective rights and obligations are


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         contractual in nature. Each party disclaims in intention to impose fiduciary obligations on the other by virtue of the engagement contemplated by this Agreement.

11. This Agreement does not constitute an express or implied commitment or undertaking on the part of PSV to provide financing and does not ensure the successful arrangement or completion of any Transaction or any portion thereof. This Agreement does not create, and shall not be construed as creating rights or obligations enforceable by or against any person or entity not a party hereto. The Company acknowledges and agrees that PSV: (a) is being retained to assist the Company in its efforts to consummate a Transaction; (b) is not being retained to advise the Company as to the underlying business decision to effect a Transaction; and (c) is acting as an independent contractor and is not and shall not be construed as a fiduciary of the Company.

13. The Company shall indemnify and hold harmless PSV, and each of its officers, directors, agents, independent contractors, employees and affiliates from and against any and all liabilities, losses, claims and demands, including legal fees incurred in connection with defending, investigating or appearing as a witness (in addition to witness fees at PSV's standard rate), arising from or relating to this engagement or any Transaction, except to the extent any such liability, loss, claim or demand was caused by the bad faith and willful misconduct of PSV. The company also agrees that PSV shall not have any liability(including without limitation, liability for any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements) in contract, tort or otherwise to the Company, or to any person claiming through the Company, in connection with the engagement of PSV pursuant to this Agreement and the matters contemplated hereby, except to the extent any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the bad faith and willful misconduct of PSV.

14. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof. The parties hereto consent to the jurisdiction of the courts of the State of New York with regard to any dispute arising from this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, together, shall constitute one and the same original instrument. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

15. In the event that any part of this Agreement shall be determined to be void or unenforceable, the remaining parts shall continue to be construed separately and apart from such void or unenforceable parts.

16. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings. This Agreement may only be modified and amended in writing, signed on behalf of each party.


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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


PROSPECT STREET VENTURES                THERMOENERGY CORPORATION


By: \s\ John Barry                      By: \s\ Dennis C. Cossey
   -------------------------------         ------------------------------------
   John Barry, Managing Partner            Dennis C. Cossey, CEO